

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3561

August 3, 2016

Gil Melman
General Counsel and Corporate Secretary
Spark Energy, Inc.
12140 Wickchester Ln., Suite 100
Houston, Texas 77079

> **Re:** **Spark Energy, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 15, 2016**
> **File No. 001-36559**

Dear Mr. Melman:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Sarah Morgan, Esq.
      Adam Law, Esq.